UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended August 31, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
August 1, 2022	60,600	197.90p	199.40p	195.00p
August 2, 2022	61,631	199.64p	205.00p	195.00p
August 3, 2022	59,358	199.84p	201.00p	198.60p
August 4, 2022	59,666	199.10p	201.50p	195.00p
August 5, 2022	57,709	197.72p	200.50p	195.00p
August 8, 2022	17,329	202.02p	205.50p	198.00p
August 12, 2022	23,039	226.43p	231.00p	224.00p
August 16, 2022	12,947	242.34p	242.50p	241.00p
August 17, 2022	33	244.50p	244.50p	244.50p
August 18, 2022	60,974	252.23p	253.00p	250.00p
August 19, 2022	51,958	257.87p	258.50p	255.00p
August 22, 2022	62,945	253.80p	261.00p	250.00p
August 23, 2022	65,853	256.47p	262.50p	248.00p
August 24, 2022	67,196	249.68p	252.00p	247.00p
August 25, 2022	69,733	249.86p	258.00p	245.50p
August 26, 2022	73,629	250.00p	255.00p	244.00p
August 30, 2022	75,713	239.08p	243.00p	233.50p
August 31, 2022	75,669	250.71p	255.50p	240.50p

During the month ended August 31, 2022, the Company repurchased an aggregate of 955,982 Ordinary Shares. As of August 31, 2022, the Company’s issued share capital was 289,012,903 shares, 4,972,839 of which were held in treasury, resulting in total voting rights in the Company of 284,040,064 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

August 1, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4460460.html

August 2, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4462200.html

August 3, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4463824.html

August 4, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4465348.html

August 5, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4466958.html

August 8, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4468523.html

August 12, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4474657.html

August 16, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4477729.html

August 17, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4479142.html

August 18, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4480685.html

August 19, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4482160.html

August 22, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4483582.html

August 23, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4485224.html

August 24, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4486777.html

August 25, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4488180.html

August 26, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4490035.html

August 30, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4492013.html

August 31, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4493810.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: September 2, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer